NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)			April 10, 2018

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. - CRUDE BY RAIL TECHNOLOGY UPDATE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that an American oil company customer (“Client”) that has been utilizing the Company’s specialized crude-by-rail (“CBR”) equipment has proven the economic benefits and effectiveness of Kelso’s technologies over an extended period of time.

Over the years Kelso, as a development organization, has built a good reputation as a designer and reliable supplier of specialized high performance rail tank car equipment that provides for the safe handling and containment of hazardous crude oil during rail transport. The Company’s CBR products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm. The rail industry appears to be data driven and very slow to adopt new technologies. Kelso’s challenge has been the demonstration of the long term performance and economic benefits of the Company’s products in actual operations.

Kelso’s Client has been operating 2 individual unit trains consisting of a total of 214 tank cars for approximately two years. All cars were outfitted with Kelso’s pressure relief valves and one-bolt manways, and 10 of the cars were also equipped with Kelso’s vacuum relief valves for field service trial. The Client reports that the Company’s technologies have provided faster loading times and quantifiable economic advantages at their crude oil loading racks. Quicker sealing time on the Company’s one-bolt manway has allowed the Client to ship an additional unit train every three months. This equates to an additional 276,000 barrels of oil annually per unit train – improving the Client’s overall financial returns on investment when shipping crude by rail.

Kelso’s equipment has kept the Client regulatory compliant on mandated containment rules with the added advantage that gasket life has been significantly extended from being changed every 6 trips for a standard manway to once every 18 trips for a one-bolt manway. This represents a major cost savings in terms of gasket material of $85,000 annually per unit train. Also demonstrated is an additional savings of approximately $100,000 annually in manway repair costs by eliminating damage to manway bolts caused by excessive wear and over tightening. The Client reports that they have improved their tank car utilization as cars are not taken out of service for manway related repairs.

The Client will now be assisting Kelso in additional product development by putting 5 bottom outlet valves (BOV) into service trial on its CBR runs. The BOV is the Company’s unique proprietary technology featuring a ceramic ball and wiper. It is expected to provide additional operational benefits for crude by rail service. The AAR service trial is ongoing and will now include applications in crude oil, molten sulfur and chemicals. According to industry sources “Canadian crude by rail exports are likely to enjoy a renaissance growing from 2017 levels of 150,000 barrels per day to an implied 250,000 barrels per day in 2018 and to 390,000 – 590,000 barrels per day in 2019.” There is a lot of production capability in Alberta and limited ways to transport it as pipelines are at full capacity. Political battles over new pipeline construction continue in Canada and new pipeline transmission capability may be a long way from utilization. In addition to Canadian crude production, Mexico is also considering rail logistics to service its national needs for refined petroleum products.

James R. Bond, CEO of the Company comments that “After a prolonged recession in rail tank car production Kelso is beginning to experience a momentum shift in demand for the Company’s rail tank car products. Management believes Kelso’s rail tank car products more than demonstrate they are “best available technology” providing numerous benefits to customers. They are expected to continue to provide meaningful revenue opportunities for many years to come as oil and ethanol meet their regulatory compliance by 2023. The success of Kelso’s Client in demonstrating the safety and economic rewards the Company’s products offer should assist the crude oil industry to better understand Kelso’s value proposition and possibly fuel their acceptance and adoption of the Company’s technologies in the future.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Kelso’s reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and high performance suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Canadian crude by rail exports are likely to enjoy a renaissance growing from 2017 levels of 150,000 barrels per day to an implied 250,000 barrels per day in 2018 and to 390,000 – 590,000 barrels per day in 2019; that after a prolonged recession in rail tank car production Kelso is beginning to experience a momentum shift in demand for the Company’s rail tank car products; that management believes the Company’s rail tank car products more than demonstrate they are “best available technology” providing numerous benefits to customers; that the Company’s CBR products are expected to continue to provide meaningful revenue opportunities for many years to come as oil and ethanol meet their regulatory compliance by 2023; that the success of the Company’s Client in demonstrating the safety and economic rewards the Company’s products offer should assist the crude oil industry to better understand the Company’s value proposition and possibly fuel their acceptance and adoption of the Company’s technologies in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of the Company’s market share; and the Company’s new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com